Securities and Exchange Commission
                          Washington, D.  C.  20549

                               _______________

                                  Form 10-SB
                                ______________


                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF
                     THE SECURITIES EXCHANGE ACT OF 1934


                             CANCER CAPITAL CORP.
                     (Name of registrant in its charter)


       Nevada                                        91-1803648
(State of incorporation)                (I. R. S. Employer Identification No.)


                              525 SOUTH 300 EAST
                          SALT LAKE CITY, UTAH 84111
                                (801) 323-2395

        (Address and telephone number of principal executive offices and principal place of business)


                               ________________

         Securities registered pursuant to Section 12(b) of the Act:

                                     None
                               ________________

         Securities registered pursuant to Section 12(g) of the Act:

                        Common Stock, par value $.001
                             Title of each class

                              Table of Contents

                                    PART I

Item 1: Description of Business.............................................3
Item 2: Management's Discussion and Analysis or Plan of Operation...........7
Item 3: Description of Property.............................................8
Item 4: Security Ownership of Certain Beneficial Owners and Management......8
Item 5: Directors, Executive Officers, Promoters and Control Persons........9
Item 6: Executive Compensation..............................................9
Item 7: Certain Relationships and Related Transactions......................9
Item 8: Description of Securities..........................................10

                                   PART II

Item 1: Market Price for Common Equity and Related Stockholder Matters.....10
Item 2: Legal Proceedings..................................................10
Item 3: Changes in and Disagreements with Accountants......................10
Item 4: Recent Sales of Unregistered Securities............................10
Item 5: Indemnification of Directors and Officers..........................10

                                   PART F/S

Index to Financial Statements..............................................11

                                   PART III

Item 1: Index to and Description of Exhibits...............................20

                          FORWARD LOOKING STATEMENTS

     In this registration statement references to "Cancer Capital," "we," "us," and "our" refer to Cancer Capitol Corp.

     This Form 10-SB contains certain forward-looking statements. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Cancer Capital's control. These factors include but are not limited to economic conditions generally and in the industries in which Cancer Capital may participate; competition within Cancer Capital's potential industry, including competition from much larger competitors; technological advances and failure by Cancer Capital to successfully develop business relationships.

                       ITEM 1: DESCRIPTION OF BUSINESS

Business Development

     We were incorporated in the state of Nevada on April 11, 1997 to develop an alternative medical waste treatment and processing equipment system. We were unsuccessful in our efforts and are inactive at this time.

Our Plan

     We are a "blank check" company and have had recurring operating losses for the past two fiscal years. Our independent auditors have expressed doubt that we can continue as a going concern unless we obtain financing to continue operations.

     Our business plan is to seek, investigate, and, if warranted, acquire an interest in a business opportunity. Our acquisition of a business opportunity may be made by merger, exchange of stock, or otherwise. We have very limited sources of capital, and we probably will only be able to take advantage of one business opportunity. At the present time we have not identified any business opportunity that we plan to pursue, nor have we reached any preliminary or definitive agreements or understandings with any person concerning an acquisition or merger.

      We have voluntarily filed this registration statement to become a reporting company. Based on current economic and regulatory conditions, management believes that it is possible, if not probable, for a company like ours, without many assets or liabilities, to negotiate a merger or acquisition with a viable private company. The opportunity arises principally because of the high legal and accounting fees and the length of time associated with the registration process of "going public". However, should any of these conditions change, it is very possible that there would be little or no economic value for anyone taking over control of Cancer Capital.

     Our search for a business opportunity will not be limited to any particular geographical area or industry, including both U.S. and international companies. Our management has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors. Our management believes that companies who desire a public market to enhance liquidity for current stockholders or plan to acquire additional assets through issuance of securities rather than for cash will be potential merger or acquisition candidates.

     The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgement. There is no assurance that we will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to Cancer Capital and our stockholders. Should a merger or acquisition prove unsuccessful, it is possible management may decide not to pursue further acquisition activities and management may abandon its activities and we may become dormant or be dissolved.

     Our activities are subject to several significant risks which arise primarily as a result of the fact that we have no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without consent, vote, or approval of our stockholders.

     It is possible that the range of business opportunities that might be available for consideration by us could be limited by impact of the SEC regulations regarding purchase and sale of "penny stock." Our common stock is not publicly traded at this time and we cannot assure that a market will develop or that a stockholder ever will be able to liquidate his investments without considerable delay, if at all. If a market develops, our shares will likely be subject to the rules of the Penny Stock Suitability Reform Act of 1990. The liquidity of penny stock is affected by specific disclosure procedures required by this Act to be followed by all broker-dealers, including but not limited to, determining the suitability of the stock for a particular customer, and obtaining a written agreement from the customer to purchase the stock. This rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell our securities in any market.

Investigation and Selection of Business Opportunities

     We anticipate that business opportunities will come to our attention from various sources, including our officers and directors, our stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, investment banking firms, venture capitalists, members of the financial community and others who may present unsolicited proposals. Management expects that prior personal and business relationships, and specifically, our relationship with The Oxford Group, an investment banking firm, may lead to contacts with these various sources.

     Our management will analyze the business opportunities, however, none of our management are professional business analysts. (See, Item 5: "Directors and Executive Officers.") Our management has had limited experience with acquisitions or mergers of business opportunities and has not been involved
with an initial public offering.   John Peters, our President, has been
involved with acquisitions of subsidiaries as president of Earth Products Technologies, Inc. These acquisitions were structured as stock-for-stock exchanges between Earth Products and other operating companies. Management may rely on promoters or their affiliates, principal stockholders or associates to assist in the investigation and selection of business opportunities.

     Our management may also hire an outside consultant. It is likely we will hire consultants or advisors with whom our management has established prior relationships. Since our management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors. We have not established the criteria to be used in selecting such consultants or advisors, the service to be provided, the term of service, or the total amount of fees that may be paid. However, because of our limited resources, it is likely that any such fee we agree to pay would be paid in stock and not in cash. In addition, there is a possibility that the amount of consultant fees may become a factor in negotiations related to a business opportunity.

     Certain conflicts of interest exist or may develop between Cancer Capital and our officers and directors. Our management has other business interests to which they currently devote attention, which include their primary employment and management of other blank check reporting companies. They may be expected to continue to devote their attention to these other business interests although management time should be devoted to our business. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgement in a manner which is consistent with their fiduciary duties to us. In particular, Mr. Peters is a director of other blank check companies with a structure and a business plan which is identical to ours and, he may, in the future, be involved with other blank check companies. In the process of negotiations for an acquisition or merger or determination of consulting fees related to investigation of a business opportunity, our principal stockholders and management may consider their own personal pecuniary benefit or the interests of other blank check companies they are affiliated with rather than the best interests of Cancer Capital's other stockholders.

     We presently do not foresee entering into a merger or acquisition transaction with any business with which our officers or directors are currently affiliated. We may acquire or merge with companies of which our management's affiliates or associates have a direct or indirect ownership interest. If we determine in the future that a transaction with an affiliate would be in our best interest we are permitted by Nevada law to enter into such a transaction if:

     (1) The material facts regarding the relationship or interest of the affiliate in the contract or transaction are disclosed or are known to the Board of Directors. The board authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

     (2) The material facts regarding the relationship or interest of the affiliate in the contract transaction are disclosed or are known to the stockholders entitled to vote on the transaction, and the contract or transaction is specifically approved by vote of the stockholders; or

     (3) The contract or transaction is fair to us at the time it is authorized, approved or ratified by the Board of Directors or the stockholders.

     A decision to participate in a specific business opportunity may be made upon our management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of the business opportunity's new products or marketing concept, the merit of its technological changes, the perceived benefit that it will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, we anticipate that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. We will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes.

     In our analysis of a business opportunity we anticipate that we will consider, among other things, the following factors:

     (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

     (2) Our perception of how any particular business opportunity will be received by the investment community and by our stockholders;

     (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable our securities to qualify for listing on a exchange or on a national automated securities quotation system, such as NASDAQ.

     (4) Capital requirements and anticipated availability of required funds, to be provided by us or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

     (5)   The extent to which the business opportunity can be advanced;

     (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

     (7) Strength and diversity of existing management, or management prospect that are scheduled for recruitment;

     (8) The cost of our participation as compared to the perceived tangible and intangible values and potential; and

     (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

     No one of the factors described above will be controlling in the selection of a business opportunity. Management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development. Thus, the task of comparative investigation and analysis of such business opportunities will be extremely difficult and complex. Potential investors must recognize that, because of our limited capital available for investigation and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Form of Acquisition

     We cannot predict the manner in which we may participate in a business opportunity. Specific business opportunities will be reviewed as well as our needs and desires and those of the promoters of the opportunity. The legal structure or method deemed by management to be suitable will be selected based upon our review and our relative negotiating strength. Such methods may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. We may act directly or indirectly through an interest in a partnership, corporation or other forms of organization. We may be required to merge, consolidate or reorganize with other corporations or forms of business organization. In addition, our present management and stockholders most likely will not have control of a majority of our voting shares following a merger or reorganization transaction. As part of such a transaction, our existing directors may resign and new directors may be appointed without any vote by our stockholders.

     We likely will acquire our participation in a business opportunity through the issuance of common stock or other securities. Although the terms of any such transaction cannot be predicted, it should be noted that issuance of additional shares might also may be done simultaneously with a sale or transfer of shares representing a controlling interest by current principal stockholders.

Competition

     We expect to encounter substantial competition in our effort to locate attractive opportunities. Business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals will be our primary competition. Many of these entities will have significantly greater experience, resources and managerial capabilities than we do and will be in a better position than we are to obtain access to attractive business opportunities. We also will experience competition from other public "blind check" companies, many of which may have more funds available.

Employees

     We currently have no employees. Our management expects to confer with consultants, attorneys and accountants as necessary. We do not anticipate a need to engage any full-time employees so long as we are seeking and evaluating business opportunities. We will determine the need for employees based upon the specific business opportunity.

Reports to Security Holders

     Cancer Capital has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this registration statement, we will be required to comply with the reporting requirements of the Exchange Act. We will file annual, quarterly and other reports with the Securities and Exchange Commission ("SEC"). We also will be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish an annual report with audited financial statements to our stockholders.

Available Information

     Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. Copies of this material also should be available through the Internet by using the SEC's EDGAR Archive, which is located at http://www.sec.gov.


      ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

     We have experienced losses from inception and for the year ended December 31, 2000, we had $2,000 cash on hand and no current liabilities. Since inception, we have primarily financed our operations through the sale of our common stock, as we have paid for services rendered by management and third parties with common stock. (See, Part II, Item 4: Recent Sales of Unregistered Securities," below).

     We have no commitments for capital expenditures for the next twelve months. During the next twelve months we believe that our current cash needs can be met by loans from our directors, officers and stockholders based on understandings we have with these individuals. We may repay these loans and advancements on our behalf, or we may convert them into common stock.

     Our reporting obligations involve considerable time, energy and professional fees. We will incur expenses due to the legal and accounting services required to prepare such reports and the costs of filing such reports with the SEC. Also, our management must expend time and effort to assist in the preparation and review of such reports. In the event we acquire a business opportunity we may incur additional expenses related to proxy or information statements we must provide to our stockholders which disclose that company's business operations, management and financial condition. In addition, the acquired or merged company will be subject to these same reporting obligations.

     Management anticipates that additional capital may be provided by private placements of our common stock. We intend to issue such stock pursuant to exemptions provided by federal and state securities laws. The purchasers and manner of issuance will be determined according to our financial needs and the available exemptions. We do not currently intend to make a public offering of our stock . We also note that if we issue more shares of our common stock our shareholders may experience dilution in the value per share of their common stock.

     Our management intends to actively seek business opportunities during the next twelve months and if we obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling our common stock.

                      ITEM 3: DESCRIPTION OF PROPERTIES

     We do not currently own or lease any property. We utilize office space in the office of our President at no cost. Until we pursue a viable business opportunity and recognize income, we will not seek independent office space.


              ITEM 4: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                            OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of our outstanding common stock by our management and each person or group known by us to own beneficially more than 5% of our outstanding common stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 5,150,000 shares of common stock outstanding as of February 13, 2001.


                          CERTAIN BENEFICIAL OWNERS

                                        Common Stock Beneficially Owned
                                        -------------------------------
Name and Address of                Number of Shares of
Beneficial Owners                  Common Stock           Percentage of Class
-------------------                -------------------    -------------------

Kent & Joan May                         300,000                    5.8%
3731 W.  7910 S.
West Jordan, Utah 84088

Murray Sternfeld                        300,000                    5.8%
4915 16th Avenue
Brooklyn, New York 11204

                                  MANAGEMENT

                                        Common Stock Beneficially Owned
                                        -------------------------------
Name and Address of                Number of Shares of
Beneficial Owners                  Common Stock           Percentage of Class
-------------------                -------------------    -------------------

John Peters                             650,000                    12.6%
525 South 300 East
Salt Lake City, Utah 84111

Michelle Peters                         450,000                     8.7%
525 South 300 East
Salt Lake City, Utah 84111

All executive officers and
 directors as a group                 1,100,000                    21.4%

                   ITEM 5: DIRECTORS AND EXECUTIVE OFFICERS

     Our executive officers and directors and their respective ages, positions and term of office are set forth below. Biographical information for each of those persons is also presented below. Our bylaws require two directors who serve for terms of one year and our executive officers are chosen by our Board of Directors and serve at its discretion. John and Michelle Peters are married.

Name               Age     Position Held             Director or Officer Since
--------           ----    ------------------------  -------------------------

John W. Peters      49     President and Director          April 11, 1997

Michelle Peters     48     Secretary/Treasurer
                             and Director                  April 11, 1997



John W. Peters.   Mr. Peters has served as our President and a Director since our inception. Since July 1999 he has been the manager of Development Specialties, Inc. a property management company. Since 1995 to the present he has been President and Chairman of the Board of Earth Products and Technologies, Inc, a reporting company. He is a director of the following blank check reporting companies: Bingham Canyon Corporation and Skinovation Pharmaceutical, Inc. Prior business experience includes Operations Manager for Earth Products, President and Executive Officer of Certified Environmental Laboratories, Inc. and Vice President of Sales and Marketing for Comco Communications Corp. in California. Mr. Peters studied business administration at Long Beach Community College and California Polytechnic State University in San Louis Obispo, California.

Michelle Peters. Mrs. Peters has served as our Secretary/Treasurer and as a Director since our inception. From 1997 to the present she has been employed as a legal secretary for Thompson Hazer and Scoussen located in Salt Lake City, Utah. She was employed as a legal secretary by Parsons Behle & Latimer from 1993 to 1997. Mrs. Peters has 29 years of experience in the legal profession as a legal secretary, paralegal and office administrator.

                        ITEM 6: EXECUTIVE COMPENSATION

     None of our named executive officers received any cash compensation, bonuses, stock appreciation rights, long term compensation, stock awards or long-term incentive rights in excess of $100,000 from Cancer Capital during the past three fiscal years. In June 2000 we issued 150,000 common shares valued at $1,500 to John Peters and 50,000 common shares valued at $500 to Michelle Peters for services rendered to Cancer Capital. We have not entered into employment contracts with our executive officers and their compensation, if any, will be determined at the discretion of our Board of Directors.

Compensation of Directors

     We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.


            ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On June 30, 2000 we issued an aggregate of 200,000 common shares to John and Michelle Peters in consideration for their services as our officers and directors. John received 150,000 shares valued at $1,500 and Michelle received 50,000 shares valued at $500. This transaction was negotiated between related parties without "arms length" bargaining and as a result the terms of this transaction may be different than transactions between unrelated parties.

                      ITEM 8: DESCRIPTION OF SECURITIES

     We are authorized to issue 20,000,000 shares of common stock, par value $.001, of which 5,150,000 were issued and outstanding as of February 13, 2001. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities.


                                   PART II

    ITEM 1: MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     We have no market activity in our stock as of the date of this filing. We have approximately 25 stockholders of record holding 5,150,000 common shares. 3,450,000 shares are unrestricted shares and 1,700,000 shares are restricted stock as that term is defined in Rule 144. We do not have any options or warrants outstanding. We have not declared dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future.


                          ITEM 2: LEGAL PROCEEDINGS

     We are not a party to any proceedings or threatened proceedings as of the date of this filing.


            ITEM 3: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     We have not had a change in or disagreement with our principal independent accountant during the past two fiscal years


               ITEM 4: RECENT SALES OF UNREGISTERED SECURITIES

     The following discussion describes all securities sold by Cancer Capital within the past three years without registration:

     On June 30, 2000, we issued an aggregate of 200,000 shares valued at approximately $2,000. 150,000 shares were issued to John Peters and 50,000 shares were issued to Michelle Peters in consideration for services as our directors and officers. We relied on an exemption from registration under the Securities Act provided by Section 4(2) as a private transaction not involving a public distribution.

     On July 10, 2000, we issued 250,000 shares to The Oxford Group for investment banking services valued at $5,000. We relied on an exemption from registration under the Securities Act provided by Section 4(2) as a private transaction not involving a public distribution.


              ITEM 5: INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751 our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. Indemnification for a director is mandatory and indemnification for an officer, agent or employee is permissive. We will indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. This right of indemnification is limited to our financial ability to pay such expenses, but shall not be exclusive of other rights the individual is entitled to as a matter of law or otherwise.

     We will not indemnify an individual adjudged liable due to his negligence or wilful misconduct toward us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

     Our bylaws provide that individuals may receive advances for expenses if the individual provides a written affirmation of his good faith belief that he has met the appropriate standards of conduct and he will repay the advance if he is judged not to have met the standard of conduct.


                                   PART F/S

                        INDEX TO FINANCIAL STATEMENTS



                          Cancer Capital Corporation
                        (a Development Stage Company)
                             Financial Statements
                          December 31, 2000 and 1999

                               C O N T E N T S



Independent Auditor's Report . . . . . . . . . . . . . . . . . . . . . . .  3

Balance Sheets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

Statements of Operations. . . . . . . . . . . . . . . . . . . . . . . . .   5

Statements of Stockholders' Equity  . . . . . . . . . . . . . . . . . . .   6

Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . . . . . .   7

Notes to the Financial Statements . . . . . . . . . . . . . . . . . . . . . 8

                            CHISHOLM & ASSOCIATES
                         Certified Public Accountants
                                P.O. Box 540216           Office (801)292-8756
                         North Salt Lake, Utah 84054      FAX (801) 292-8809

------------------------------------------------------------------------------




                         INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Cancer Capital Corporation

We have audited the accompanying balance sheets of Cancer Capital Corporation (a Development Stage Company) as of December 31, 2000 and 1999 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000 and 1999 and from inception on April 11, 1997 through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cancer Capital Corporation (a Development Stage Company) as of December 31, 2000 and 1999 and the results of its operations and cash flows for the years ended December 31,2000 and 1999 and from inception on April 11, 1997 through December 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's recurring operating losses and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Chisholm & Associates

Salt Lake City, Utah
January 24, 2001

                          Cancer Capital Corporation
                        (a Development Stage Company)
                                Balance Sheets

                                    Assets

                                                           December 31,
                                                        2000          1999
                                                   ------------- ------------
Current Assets
    Cash                                           $      2,000  $     2,600
                                                   ------------- ------------

Total Current Assets                                      2,000        2,600
                                                   ------------- ------------

      Total Assets                                 $      2,000  $     2,600
                                                   ============= ============




                     Liabilities and Stockholders' Equity


Current Liabilities                                $          -  $         -
                                                   ------------- ------------
Stockholders' Equity

   Common Stock, authorized
     20,000,000 shares of $.001 par value,
     issued and outstanding 5,150,000 and
     4,700,000 shares, respectively                       5,150        4,700
   Additional Paid in Capital                            38,050       31,500
   Deficit Accumulated During the
     Development Stage                                  (41,200)     (33,600)
                                                   ------------- ------------

Total Stockholders' Equity                                2,000        2,600
                                                   ------------- ------------

Total Liabilities and Stockholders' Equity         $      2,000  $     2,600
                                                   ============= ============








  The accompanying notes are an integral part of these financial statements.

                          Cancer Capital Corporation
                        (a Development Stage Company)
                           Statements of Operations


                                                                 From
                                                                 inception on
                          For the      For the      For the      April 11,
                          Year Ended   Year Ended   Year Ended   1997 through
                          December 31, December 31, December 31, December 31,
                          2000         1999         1998         2000
                          ------------ ------------ ------------ ------------
Revenues:                 $         -  $         -  $         -  $         -

Expenses:

 General and
  administrative                7,600        1,300        9,900       41,200
                          ------------ ------------ ------------ ------------

    Total Expenses              7,600        1,300        9,900       41,200
                          ------------ ------------ ------------ ------------

Net Loss                  $    (7,600) $    (1,300) $    (9,900) $   (41,200)
                          ============ ============ ============ ============

Net Loss Per Share        $     (.002) $     (.000) $     (.002) $     (.009)
                          ============ ============ ============ ============

Weighted average shares
 outstanding                4,918,056    4,700,000    4,700,000    4,630,597
                          ============ ============ ============ ============







  The accompanying notes are an integral part of these financial statements.

                          Cancer Capital Corporation
                        (a Development Stage Company)
                       Statement of Stockholders' Equity

                                                                   Deficit
                                                                   Accumulated
                                                      Additional   During the
                                    Common Stock      paid-in      Development
                                 Shares       Amount  capital      Stage
                               ------------ --------- ----------- ------------
Common stock, issued at
  inception for cash at
  $.001 per share               1,000,000   $  1,000  $        -  $         -

Common stock, issued at
  inception for services at
  $.001 per share                 200,000        200           -            -

Common stock issued for cash
  at $.01 per share             3,500,000      3,500      31,500            -

Net loss for the year ended
  December 31, 1997                     -          -           -      (22,400)
                               ------------ --------- ----------- ------------

Balance, December 31, 1997      4,700,000      4,700      31,500      (22,400)

Net loss for the year ended
  December 31, 1998                     -          -           -       (9,900)
                               ------------ --------- ----------- ------------

Balance, December 31, 1998      4,700,000      4,700      31,500      (32,300)

Net loss for the year ended
  December 31, 1999                     -          -           -       (1,300)
                               ------------ --------- ----------- ------------

Balance, December 31, 1999       4,700,000     4,700      31,500      (33,600)

Common stock issued for
  services at $.01 per share       200,000       200       1,800            -

Common stock issued for
  services at $.02 per share       250,000       250       4,750            -

Net loss for the year ended
  December 31, 2000                      -         -           -       (7,600)
                               ------------ --------- ----------- ------------

Balance, December  31, 2000      5,150,000  $  5,150  $   38,050  $   (41,200)
                               ============ ========= =========== ============






  The accompanying notes are an integral part of these financial statements.

                          Cancer Capital Corporation
                         (a Development Stage Company)
                           Statements of Cash Flows

                                                                                From
                                                                                inception on
                                         For the      For the      For the      April 11,
                                         Year Ended   Year Ended   Year Ended   1997 through
                                         December 31, December 31, December 31, December 31,
                                         2000         1999         1998         2000
                                         ------------ ------------ ------------ ------------
Cash Flows form Operating Activities

  Net loss                               $    (7,600) $    (1,300) $    (9,900) $   (41,200)
  Adjustments to reconcile net loss
   to net cash provided by operations:
     Issued common stock for services          7,000            -            -        7,200
                                         ------------ ------------ ------------ ------------
Net Cash (Used) Provided by
  Operating Activities                          (600)      (1,300)      (9,900)     (34,000)
                                         ------------ ------------ ------------ ------------

Cash Flows from Investing Activities:              -            -            -            -
                                         ------------ ------------ ------------ ------------

Net Cash (Used) Provided by
  Investing Activities                             -            -            -            -
                                         ------------ ------------ ------------ ------------

Cash Flows from Financing Activities:
   Issued common stock for cash                    -            -            -       36,000
                                         ------------ ------------ ------------ ------------
Net Cash (Used) Provided by
   Financing Activities                            -            -            -       36,000
                                         ------------ ------------ ------------ ------------


Net increase (decrease) in cash                 (600)      (1,300)      (9,900)       2,000

Cash, beginning of period                      2,600        3,900       13,800            -
                                         ------------ ------------ ------------ ------------

Cash, end of period                      $     2,000  $     2,600  $     3,900  $     2,000
                                         ============ ============ ============ ============

Supplemental Cash Flow Information:
Cash Paid For:
   Interest                              $         -  $         -  $         -  $         -
   Income Taxes                          $         -  $         -  $         -  $         -


NonCash Financing Activities

     During 1997, 200,000 shares of common stock were issued at $.001 per share for services.

     During 2000, 200,000 and 250,000 shares of common stock were issued for services at $.01 and $.02 per share, respectively.





  The accompanying notes are an integral part of these financial statements.

                                       7

                    Cancer Capital Corporation
                  (a Development Stage Company)
                Notes to the Financial Statements
                    December 31, 2000 and 1999

NOTE 1 - Summary of Significant Accounting Policies

       a.  Organization

           Cancer Capital Corporation (the Company) was incorporated on April 11, 1997 under the laws of the state of Nevada. The Company was originally formed for the purpose of developing an alternative medical waste treatment system. However, the Company in December 1997 abandoned this purpose and has since been inactive. The Company has never commenced any significant activities or secured operations. The Company is currently searching for other business opportunities and is in the development stage according to Financial Accounting Standards Board Statement No. 7.

       b.  Accounting Method

           The Company recognizes income and expense on the accrual basis of accounting.

       c.  Earnings (Loss) Per Share

          The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.


                                        Income (loss)  Shares        Per-Share
                                        (Numerator)    (Denominator) Amount
                                        -------------  ------------- ---------
For the year ended December 31, 2000:
Income (loss) from operations           $     (7,600)
                                        -------------
  Basic EPS
     Income (loss) to common
     stockholders                       $     (7,600)     4,918,056  $  (.002)
                                        =============  ============= =========
For the year ended December 31, 1999:
Income (loss) from operations           $     (1,300)
                                        -------------
   Basic EPS
     Income (loss) to common
     stockholders                       $     (1,300)     4,700,000  $  (.000)
                                        =============  ============= =========
For the year ended December 31, 1998:
Income (loss) from operations           $     (9,900)
                                        -------------
   Basic EPS
     Income (loss) to common
     stockholders                       $     (9,900)     4,700,000  $  (.002)
                                        =============  ============= =========
From inception on April 11, 1997
  to December 31, 2000:
Income (loss) from operations           $    (41,200)
                                        -------------
   Basic EPS
     Income (loss) to common
     stockholders                       $    (41,200)     4,630,597  $  (.009)
                                        =============  ============= =========

                    Cancer Capital Corporation
                  (a Development Stage Company)
                Notes to the Financial Statements
                    December 31, 2000 and 1999

NOTE 1 - Summary of Significant Accounting Policies (continued)

     d.  Cash and Cash Equivalents

         The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.  Provision for Income Taxes

         No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $41,200 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2017. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

         Deferred tax assets and the valuation account is as follows at December 31, 2000 and 1999.
                                            December 31,   December 31,
                                               2000           1999
                                           -------------   ------------
     Deferred tax asset:
         NOL carrryforward                 $      6,180    $     5,040
     Valuation allowance                         (6,180)        (5,040)
                                           -------------   ------------
     Total                                 $          -    $         -
                                           =============   ============

NOTE 2 - Going Concern

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had recurring operating losses and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to find an operating company to merge with, thus creating necessary operating revenue.

NOTE 3 - Development Stage Company

          The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and defining its business operation in order to generate significant revenues.

                             PART III

ITEM 1: INDEX TO AND DESCRIPTION OF EXHIBITS


Exhibit
Number      Description                                             Location
-------     --------------                                         ----------

3.1         Articles of Incorporation, dated April 11, 1997        Attached

3.2         Bylaws of Cancer Capital Corporation                   Attached

                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.


          2/20/01
 Date_________________________          Cancer Capital Corp.


                                          /s/ John W. Peters
                                   By: _______________________________
                                         John W. Peters, President and
                                         Director